FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                              No           X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                              No           X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                              No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Press release, dated March 6, 2009 entitled “Nortel Inversora S.A. announces consolidated annual results for the fiscal year ending December 31, 2008”

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:

José Gustavo Pozzi

Nortel Inversora S.A.

(5411) 4 968-3630

NORTEL INVERSORA S.A.

ANNOUNCES CONSOLIDATED ANNUAL RESULTS FOR THE

FISCAL YEAR ENDING DECEMBER 31, 2008

Buenos Aires, March 6, 2009 - Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. 519 million for the fiscal year ended December 31, 2008.

Nortel’s consolidated financial results for the fiscal year ended December 31, 2008 are substantially similar to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding-company level.

Summary of the resolutions passed by the General Ordinary Shareholders’ Meeting, and the Class A Preferred Stockholders Special Meeting held on April 30, 2008.

On April 30, 2008, Nortel held its General Ordinary Shareholders’ Meeting and Class A Preferred Stockholders’ Special Meeting . Among other points, the Shareholders’ Meetings approved:

•	Fiscal year 2007 Annual Report and Financial Statements.

•	The proposal to increase the legal reserve (5% of the fiscal year retained earnings) and transfer to the new fiscal year the entire balance as of December 31, 2007 of positive retained earnings.

•	The election of regular and alternate Board members and the election of regular and alternate members of the Supervisory Committee ( for the 20th fiscal year).
•	The auditing Committee’s budget for Fiscal Year 2008 .

•	The designation of Price Waterhouse & Co. as external auditors of the Company.

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

FISCAL YEAR ENDING DECEMBER 31, 2008

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet

	2008	2007
Current assets	2,592	2,384
Non-current assets	7,051	6,786

Total assets	9,643	9,170
Current liabilities	4,067	3,647
Non-current liabilities	1,487	2,419

Total liabilities	5,554	6,066
Minority interests	1,900	1,449
Total shareholders’ equity	2,189	1,655

Total liabilities and shareholder’s equity	9,643	9,170

Consolidated Income Statement

	2008	2007
Net revenues	10,608	9,074
Cost of services provided administrative and selling expenses	(8,570)	(7,441)

Operating Profit	2,038	1,633

Financial results, net	(266)	(441)
Other, net	(271)	(101)
Income tax	(535)	(292)
Minority interest	(447)	(377)

Net Income before discontinued operations	519	422
Results from discontinued operations	—	56

Net Income	519	478

Ratios

	2008	2007
Liquidity (a)	0.64	0.65

Indebtedness (b)	1.36	1.95

(a)	Current Assets to current liabilities
(b)	Total liabilities to shareholders’ equity plus third party interests.

José Gustavo Pozzi
General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 9, 2009	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager